As filed with the Securities and Exchange Commission on March 17, 2004
Registration No. 333-111625

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

PRE-EFFECTIVE AMENDMENT No. 1

to
FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
GUILFORD PHARMACEUTICALS INC.
(Exact name of registrant as specified in its charter)

Delaware	52-1841960
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6611 Tributary Street

Baltimore, Maryland 21224
(410) 631-6300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Craig R. Smith, M.D.

Chief Executive Officer
Guilford Pharmaceuticals Inc.
6611 Tributary Street
Baltimore, Maryland 21224
(410) 631-6300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael J. Silver

Hogan & Hartson L.L.P.
111 South Calvert Street, 16th Floor
Baltimore, Maryland 21202
(410) 659-2700

     Approximate date of commencement of proposed sale to the public:

From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than the securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the SEC is effective. This is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any State where the offer or sale is not permitted.

SUBJECT TO COMPLETION

DATED MARCH 17, 2004

PROSPECTUS

5,768,791 Shares

Common Stock

Guilford Pharmaceuticals Inc.

      We have prepared this prospectus to allow the selling stockholders we identify in this prospectus to sell shares of our common stock that they purchased from us in a private placement and shares of our common stock issuable by us upon the exercise of common stock warrants held by the selling stockholders.

      We will not receive any of the proceeds from the sale of these shares of common stock by the selling stockholders. The selling stockholders, or their pledgees, donees, transferees or other successors-in-interest may offer and sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. Such sales may be made through public or private transactions at prevailing market prices, at prices relating to prevailing market prices or at privately negotiated prices.

      Our common stock currently trades on the Nasdaq National Market under the symbol “GLFD.” The last reported sale price of our common stock on March 16, 2004 was $7.25 per share.

      Investing in our common stock involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 3 of this prospectus.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March      , 2004.

ABOUT THIS PROSPECTUS
SUMMARY
GUILFORD PHARMACEUTICALS INC.
THE OFFERING
RISK FACTORS
FORWARD-LOOKING STATEMENTS
INCORPORATION OF DOCUMENTS BY REFERENCE
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
ADDITIONAL INFORMATION
Consent of KPMG LLP
EX-23.2

i

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC” or the “Commission”) to enable selling stockholders, from time-to-time, to sell the securities described in this prospectus in one or more offerings.

      This prospectus provides you with a general description of the common stock that the selling stockholders may offer. The information in this prospectus speaks as of the date of this prospectus and may not reflect changes in our affairs. This prospectus may also be accompanied by a prospectus supplement that may include additional risk factors or other special considerations, and may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Additional Information.”

      When used in this prospectus, the terms “Guilford,” “we,” “our” and “us” refer to Guilford Pharmaceuticals Inc. and its consolidated subsidiaries, unless otherwise specified.

SUMMARY

      The following summary may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information to which we refer you and the information incorporated by reference, before making an investment decision.

GUILFORD PHARMACEUTICALS INC.

      We are a fully integrated pharmaceutical company engaged in the research, development and commercialization of products that target the hospital and neurology markets. We were incorporated in Delaware in July 1993. Our principal executive offices are located at 6611 Tributary Street, Baltimore, Maryland 21224, and our telephone number at that address is (410) 631-6300.

THE OFFERING

Issuer	Guilford Pharmaceuticals Inc., a Delaware corporation.

Selling Stockholders	All of the common stock is being offered by selling stockholders named herein.

Securities Covered	4,807,326 shares of common stock owned by the selling stockholders and 961,465 shares of common stock issuable upon exercise of common stock warrants owned by the selling stockholders.

Plan of Distribution	The selling stockholders may offer and sell the common stock from time to time on the NASDAQ National Market or otherwise, directly to purchasers or through underwriters, broker-dealers or agents.

Use of Proceeds	We will not receive any of the proceeds of sales by the selling stockholders of any of the securities covered by this prospectus.

Trading	Our common stock is quoted on the Nasdaq National Market under the symbol “GLFD.”

RISK FACTORS

      An investment in our securities is speculative and involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus and our other SEC filings incorporated by reference in this prospectus, before purchasing any of our securities. Due to our recent acquisition of AGGRASTAT® Injection, we have organized these risks as those that are specific to the acquisition of AGGRASTAT® Injection, those that are applicable to our business in general, and those that relate to this offering. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our securities could decline and you could lose all or part of your investment.

We have a history of losses and our future profitability is uncertain.

      We may not be able to achieve or sustain significant revenues or earn a profit in the future. Since we were founded in July 1993, with the sole exception of 1996, we have not earned a profit in any year. Our losses for the years ended December 31, 2003, 2002 and 2001, were $53.9 million, $59.3 million, and $60.3 million, respectively. Our losses result mainly from the significant amount of money that we have spent on research, development and clinical trial activities. As of December 31, 2003, we had an accumulated deficit of approximately $303.5 million. We expect to have significant additional losses over the next several years due to expenses associated with our product candidates related to research, development and clinical trial activities, applying for and obtaining meaningful patent protection and establishing freedom to commercialize and applying for and receiving regulatory approval for our drug product candidates.

      Our product candidates are in research or various stages of pre-clinical and clinical development. Except for GLIADEL® Wafer and AGGRASTAT® Injection, none of our products or product candidates may be sold to the public. Nearly all of our past revenues have come from:

•	our sale and distribution of GLIADEL® Wafer;

•	payments from Aventis and Amgen under now terminated agreements with each of them, supporting the research, development and commercialization of our product candidates; and

•	royalty payments from Aventis’ sale and distribution of GLIADEL® Wafer.

      Presently, we expect to receive significant revenue only from sales of GLIADEL® Wafer, AGGRASTAT® Injection and from milestone and royalty payments, if any, received as a result of our recent license agreement with Pfizer relating to our NAALADase inhibitors. We do not expect that the revenue from these sources will be sufficient to support all our anticipated future activities. We do not expect to generate revenue from sales of our product candidates for the next several years, if ever, because of the significant risks associated with pharmaceutical product development.

      Many factors will dictate our ability to achieve sustained profitability in the future, including:

•	our ability to successfully market, sell, distribute and obtain additional regulatory approvals for GLIADEL® Wafer and AGGRASTAT® Injection;

•	the achievement by Pfizer of development milestones and the successful development, regulatory approval, marketing and sales of products derived from our NAALADase inhibitors;

•	the successful development of our other product candidates either on our own, or together with future corporate partners with whom we enter into collaborative or license agreements; and

•	the ability to in-license or acquire additional products in our targeted markets.

We will require substantial funds in addition to our existing working capital to develop our product candidates and otherwise to meet our business objectives.

      We will require substantial funds in addition to our existing working capital to develop our product candidates and otherwise to meet our business objectives. We have never generated enough revenue during any period since our inception to cover our expenses and have spent, and expect to continue to spend, substantial funds to continue our research and development and clinical programs and to support our sales and marketing efforts. We cannot be certain that we will be able to raise additional capital when we need it, on terms favorable to us, or at all. If we cannot raise additional capital in a timely manner, then we may not be able meet our business objectives.

Our current business objectives require us to license, partner or strategically finance one or more of our development programs, or otherwise alter our business objectives based on our capital resources.

      Consistent with our strategy and subject to our current capital resources, we will depend on either corporate collaborations, strategic financings or both, in order to develop one or more of our product candidates through to commercialization. If we are not able to complete one of these transactions for one or more of our development programs, then we may have to alter or curtail our business objectives based on our capital resources. If we do so, it could result in delaying the progress of pre-clinical research or clinical trials, and consequently, the eventual commercialization of a marketed product based on one of these programs, or eliminating one or more research or development programs from our business objectives.

We will depend on GLIADEL® Wafer and AGGRASTAT® Injection for revenues.

      Our short-term prospects depend heavily on sales of GLIADEL® Wafer and AGGRASTAT® Injection, our commercial products. For the year ended December 31, 2003, GLIADEL® Wafer accounted for approximately 89% of our net product sales revenue. GLIADEL® Wafer was launched commercially in the United States by Aventis and its predecessors in February 1997 after having received approval from the FDA in September 1996. We do not know whether the product will ever gain broader market acceptance. If GLIADEL® Wafer fails to gain broader market acceptance, the revenues we receive from sales of GLIADEL® Wafer would be unlikely to increase.

      Until February 25, 2003, we only had approval from the FDA to market GLIADEL® Wafer in the United States for a limited subset of patients who suffer from brain cancer. Prior to that time, our approval was for those patients who had a brain tumor surgically removed and had “recurrent” forms of a type of brain cancer called glioblastoma multiforme, or GBM. A “recurrent” GBM is one in which the cancer has returned after initial surgery to remove a brain tumor. The number of patients undergoing recurrent surgery for GBM is very limited, and we believe the total number of patients on an annual basis who have recurrent GBM in the United States is approximately 3,000 to 4,000.

      On February 25, 2003, we received FDA approval to also market GLIADEL® Wafer for patients undergoing initial surgery, also known as first line therapy, in the United States for malignant glioma in conjunction with surgery and radiation. We estimate that the total number of patients undergoing initial surgery in the United States is between approximately 7,000 and 9,000 per year. In the second quarter of 2003 we instituted a new sales and marketing effort for GLIADEL® Wafer for initial surgery. We cannot assure you, however, that we will be successful in this effort or in achieving sales of GLIADEL® Wafer for use in initial surgeries.

      In addition, in January 2002 we submitted applications for approval to market GLIADEL® Wafer in Europe for patients undergoing initial surgery for malignant glioma. In November 2002, we withdrew those applications, while we were waiting for the FDA to respond to a similar application in the United States. We resubmitted these European applications in November 2003. Presently GLIADEL® Wafer is approved for the recurrent GBM market in only 21 countries, including France, Spain, Germany and the U.K. GLIADEL® Wafer is currently approved for first line therapy only in the United States and Canada. If we are not able to obtain additional approvals, the market for GLIADEL® Wafer would remain limited outside of the United States, which reduces the potential sales of GLIADEL® Wafer. Regardless of the number of foreign regulatory approvals that we have received, international sales to date comprised less than 6% of worldwide sales of GLIADEL® Wafer for the year ended December 31, 2003.

      We acquired AGGRASTAT® Injection from Merck on October 28, 2003. AGGRASTAT® Injection is a glycoprotein GP IIb/ IIIa receptor antagonist used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-ST elevation myocardial infarction (NSTEMI). Prior to acquiring AGGRASTAT® Injection, we have never marketed and sold a product for cardiovascular conditions. We cannot assure you that we will be successful in our efforts to market and sell AGGRASTAT® Injection.

Our operating results are likely to fluctuate from quarter to quarter, which could cause the price of our common stock to fluctuate.

      Our revenues and expenses have fluctuated significantly in the past. This fluctuation has in turn caused our operating results to vary significantly from quarter to quarter and year to year. We expect the fluctuations in our revenues and expenses to continue and thus our operating results should also continue to vary significantly. These fluctuations may be due to a variety of factors, including:

•	the timing and amount of sales of GLIADEL® Wafer and AGGRASTAT® Injection;

•	the timing and realization of milestone and other payments from existing and future corporate partners;

•	the timing and amount of expenses relating to our research and development, product development, and manufacturing activities; and

•	the extent and timing of costs related to our activities to obtain patents on our inventions and to extend, enforce and/or defend our patent and other rights to our intellectual property.

      Because of these fluctuations, it is possible that our operating results for a particular quarter or quarters will not meet the expectations of public market analysts and investors, causing the market price of our common stock to decrease. For example, the trading price of our common stock from January 1, 2002 to December 31, 2003 ranged from $2.65 to $12.55.

We may not be able to generate sufficient cash to satisfy our existing and future debt obligations.

      Our ability to pay the required interest and principal payments on our debt depends on the future performance of our business. As of December 31, 2003, we had total long-term debt and revenue interest obligations of $134.4 million. We will require substantial funds to service our debt obligations and to operate our business in the future, including to fund research and development activities, pre-clinical and clinical testing, to manufacture our products and to make acquisitions.

      The following are the Company’s contractual commitments at December 31, 2003 associated with debt obligations, lease obligations and research and development projects for the next 12 months (in thousands):

Contractual Commitments(1)	2004

Long-term debt	$2,858
Capital lease obligations	536
Revenue Interest Obligation(2)	5,000
Operating leases	1,661
Research and development arrangements(3)	6,843

Total contractual commitments	$16,898

(1)	This table does not include any milestone payments under agreements we have entered into in relation to our in-licensed technology, as the timing and likelihood of such payments are not known. Also, minimum annual research expenditures pursuant to such license agreements have been excluded from this table as we expect to spend those amounts as we progress the development of the underlying technologies. In the aggregate, these minimum annual research expenditures are approximately $1.0 million and typically apply to all years prior to regulatory approval of a product incorporating the licensed technology. Similarly, we have excluded the royalty payments due to Merck in connection with the AGGRASTAT® acquisition, as the amount and timing are not determinable.

(2)	We granted PRF a revenue interest in GLIADEL® Wafer, AGGRASTAT®, and certain other products which provides for PRF to receive 10% on the first $75.0 million of GLIADEL® Wafer and AGGRASTAT®, annual net sales, plus 2.5% for net sales exceeding $75.0 million through December 31, 2006. From January 1, 2007 through December 31, 2012, the percentages increase to 17.5% on the first $75.0 million in annual net sales, plus 3.5% on any net sales exceeding $75.0 million. In addition, PRF receives a revenue interest in other Guilford products to the extent that specified future GLIADEL® Wafer and AGGRASTAT®, net sales are not achieved. At a minimum, we will pay PRF $5.0 million in 2004, $6.3 million in 2005, $7.5 million in 2006, $10.0 million in each of 2007-2009 and $12.5 million in each of 2010-2012. Though actual payments to PRF under the agreement may be higher, we have included the minimum payments as contractual commitments.

(3)	Research and development arrangements include commitments that we have entered into at December 31, 2003, to engage third parties to perform various aspects of our research and development efforts subsequent to December 31, 2003.

      We have a history of net losses. Our historical financial results have been, and we anticipate that our future financial results will be, subject to fluctuations. Unless we are able to substantially increase our profitability and cash flow from operations compared to historical levels or obtain refinancing, we cannot assure you that our business will generate sufficient cash flow from operations or that future capital will be available to us in amounts sufficient to enable us to pay our debt, or to fund our other liquidity needs. If we are unable to meet our debt service obligations or fund our other liquidity needs, we may be required to restructure or refinance our debt or seek additional equity capital or we may be required to sell assets. We cannot assure you that if and when required to do so we will be able to accomplish those actions on satisfactory terms, or at all.

The market price of our stock may be negatively affected by market volatility.

      The market price of our stock has been and is likely to continue to be highly volatile. Furthermore, the stock market generally and the market for stocks of companies with lower market capitalizations and small biopharmaceutical companies, like us, have from time to time experienced and likely will again experience significant price and volume fluctuations that are unrelated to the operating performance of a particular company.

      From time to time, stock market professionals publish research reports covering our business and our future prospects. For a number of reasons, we may be unable to meet the expectations of these professionals and our stock price may decline. These expectations may include:

•	announcements by us or our competitors of clinical results, technological innovations, regulatory approvals, product sales, new products or product candidates;

•	developments or disputes concerning patent or proprietary rights;

•	regulatory developments affecting our products;

•	period-to-period fluctuations in the results of our operations;

•	market conditions for emerging growth companies and biopharmaceutical companies;

•	revenues received from GLIADEL® Wafer and AGGRASTAT® Injection; and

•	our expenditures.

      In the past, following periods of volatility in the market price of the securities of companies in our industry, securities class action litigation has often been initiated against those companies. If we face such litigation, it would result in substantial costs and divert management’s attention and resources, which would negatively impact our business.

      Furthermore, market volatility may adversely affect the market price of our common stock, which could limit our ability to raise capital or make acquisitions of products or technology.

The large number of shares of common stock offered hereby and shares that are eligible for future sale upon conversion of our convertible notes could depress our stock price.

      In addition to the 5,768,791 shares offered hereby, upon conversion of our $69,354,000 principal amount of notes at their conversion price of $6.24, approximately 11,114,423 shares of common stock would be issuable. Our stock price could be depressed significantly if the holders of the notes decide to convert their notes and sell the common stock issued thereby or are perceived by the market as intending to sell them. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We have limited sales experience, and we expect to incur significant expense in marketing, selling and distributing GLIADEL® Wafer and AGGRASTAT® Injection.

      When we began selling GLIADEL® Wafer ourselves in January 2001, it was the first time that we had undertaken direct sales and marketing activities. We, therefore, have limited experience in engaging in sales and marketing efforts. This limited experience may limit our success selling GLIADEL® Wafer and AGGRASTAT® Injection. Additionally, our sales and marketing efforts may use resources and require attention from management that would otherwise be provided to our drug development programs.

The success of our Pfizer collaboration is dependent on a number of factors, most of which are outside of our control.

      Regulatory and development milestone payments as well as royalty amounts on product sales payable to us under our collaboration with Pfizer depend on a number of factors. Many of these factors are not within our control, including:

•	the selection of one or more appropriate lead compounds;

•	successful design and completion of pre-clinical and clinical development activities;

•	application for and obtaining regulatory clearances to market potential products;

•	commercialization of products; and

•	the successful preservation and extension of intellectual property rights licensed to Pfizer.

      All of these activities are subject to significant risks and uncertainties. Moreover, under the terms of our collaboration with Pfizer, we have no control over their development activities regarding the NAALADase inhibitors, which have been left to the sole discretion of Pfizer. Our agreement with Pfizer also does not specify a binding timetable for achieving development and commercialization goals with respect to the NAALADase inhibitors. If Pfizer decides to conduct clinical trials on a product candidate resulting from our collaboration, Pfizer still may not be able successfully to complete those clinical trials and then receive clearance from the FDA or foreign regulatory authorities to market and sell any such products.

      Even if Pfizer is able to obtain all regulatory approvals necessary to market a product resulting from our collaboration, our agreement does not specify any minimum sales requirements for Pfizer. This means that any royalty amounts payable to us in the future will depend entirely on the sales and marketing efforts of Pfizer, activities over which we will have no control. In addition, our agreement with Pfizer does not prevent Pfizer from pursuing technologies for product candidates competitive with the NAALADase inhibitors now or in the future. Accordingly, we cannot assure you that we will earn any additional payments under the Pfizer agreement or that any amounts earned will be significant.

We do not have manufacturing capabilities for commercial quantities of any of our product candidates.

      Currently, we have no manufacturing capabilities for commercial quantities of any of our product candidates. Consequently, in order to complete the commercialization process of any of our product candidates, we must either (1) acquire, build or expand our internal manufacturing capabilities, or (2) rely on third parties to manufacture these product candidates. We cannot be sure that we will be able to accomplish either of these tasks. If we are not able to do so, it would impede our efforts to bring our product candidates to market, which would adversely affect our business. Moreover, if we decide to manufacture one or more of our product candidates ourselves (rather than engage a contract manufacturer), we would incur substantial start-up expenses and would need to expand our facilities and hire additional personnel.

      Third-party manufacturers must also comply with FDA, Drug Enforcement Administration, and other regulatory requirements for their facilities. In addition, the manufacture of product candidates on a limited basis for investigational use in animal studies or human clinical trials does not guarantee that large-scale, commercial production is viable. Small changes in methods of manufacture can affect the safety, efficacy, controlled release or other characteristics of a product. Changes in methods of manufacture, including commercial scale-up, may, among other things, require the performance of new clinical studies.

Revenues from GLIADEL® Wafer, AGGRASTAT® Injection, or future products, if any, depend in part on reimbursement from health care payors, which is uncertain.

      The efforts of government and insurance companies, health maintenance organizations and other payors of health care costs to contain or reduce costs of health care may affect our future revenues and profitability. These efforts may also affect the future revenues and profitability of our potential customers, suppliers and collaborative partners, in turn affecting demand for our products. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, given recent federal and state government initiatives directed at lowering the total cost of health care, the U.S. Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. While we cannot predict whether any such legislative or regulatory proposals will be adopted, the announcement or adoption of such proposals could have a negative effect on our business and operating results.

      Our ability to commercialize our products successfully will depend in part on the extent to which private health insurers, organizations such as HMOs and governmental authorities reimburse the cost of our products and related treatments. Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may all result in lower prices for or rejection of our products. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could materially and adversely affect our ability to operate profitably.

      Furthermore, even if reimbursement is available for our products, we cannot be sure that it will be available at price levels sufficient to cover the cost of our products to customers. This may have the effect of reducing the demand for our products, or may prohibit us from charging customers a price for our products that would result in an appropriate return on our investment in those products.

A significant portion of our sales of GLIADEL® Wafer are to Specialty Pharmaceuticals Distribution (formerly known as National Specialty Services, Inc.), a specialty pharmaceutical distributor.

      Approximately 69% of our sales of GLIADEL® Wafer in 2002, and approximately 76% in 2003, were made to Specialty Pharmaceuticals Distribution, or SPD, a nationwide specialty pharmaceutical distributor. We have an agreement with SPD regarding its purchase of the product that permits either us or SPD to terminate the agreement upon 60 days prior written notice. We have no assurance that SPD will not exercise its rights to terminate its agreement with us at any time. If SPD does terminate the agreement, there can be no assurance that we will be able to enter into an arrangement with another specialty distributor for the purchase and sale of GLIADEL® Wafer. Additionally, under the terms of our agreement with SPD, if the agreement is terminated, we have an obligation to repurchase any remaining treatments of GLIADEL® Wafer that SPD may have in its inventory. As of December 31, 2003, we believe that SPD had approximately $2.0 million of GLIADEL® Wafer in its inventory.

      SPD orders GLIADEL® Wafer treatments based upon, among other things, its estimation of our ability and its ability to successfully sell GLIADEL® Wafer to hospital pharmacies and its desired level of inventory. If the demand for GLIADEL® Wafer from hospital pharmacies decreases, or SPD decreases the amount it keeps in its inventory, SPD may decrease or stop making additional purchases of the product from us. The result of such a decrease would most likely be our reporting lower sales of GLIADEL® Wafer.

      We cannot be certain that we will be able to maintain or increase sales of AGGRASTAT® Injection, nor can we be certain that we will be able expand the labeled indications for AGGRASTAT® Injection.

      When we purchased AGGRASTAT® Injection from Merck and Co., Inc., Merck had not been actively promoting the product in the United States. Our strategy for reintroducing AGGRASTAT® Injection into the United States marketplace involves actively promoting the product and, subject to an understanding with the FDA, conducting an additional clinical trial for AGGRASTAT® Injection, in order to try to expand its labeled indications. We cannot be certain that our promotion of the product will let us maintain or lead to increased sales based on the product’s current indication. Additionally, we cannot be certain that we will be able to reach an understanding with the FDA as to an appropriate clinical trial design in order to expand its indications, that we will be able to fully enroll the clinical trial or that if conducted the clinical trial will be successful. If it is successful, we cannot be certain that the expanded indication will lead to increased sales or market share.

We depend and will continue to depend upon Merck to supply us with finished product until we establish relationships directly with certain manufacturers for AGGRASTAT® Injection, and at that time, we will continue to depend on Merck to supply us with the active ingredient for AGGRASTAT® Injection.

      Merck is obligated to supply us with the active pharmaceutical ingredient, or API, for AGGRASTAT® Injection until 2014. AGGRASTAT® Injection is sold as a finished product in both vials and bags, which are manufactured and filled for Merck by third parties, known as contract manufacturers. Merck’s contractual relationships with these third party suppliers last until December 31, 2004, for vials, and until August 18, 2007, for bags. Under our agreement with Merck, we are entitled to enter into direct relationships with these contract manufacturers to obtain quantities of finished product of AGGRASTAT® Injection. If we do not enter into direct relationships with these contract manufacturers prior to 18 months after the date that we acquired the product from Merck, we may continue to receive quantities of finished product through Merck, although without remedies against the contract manufacturers if they fail to supply Merck with the finished product that we need to purchase. We also may enter into relationships with other contract manufacturers if we are unable to enter into direct relationships with Merck’s manufacturers; however, we will not be able to do this before January 1, 2005, for vials, or August 19, 2007, for bags. If Merck is not able to provide us with API or finished product, as applicable, then we may be entitled to money damages under certain circumstances, but we may not be able to procure alternative sources of either API or finished product. Because we depend upon this relationship with Merck for both the finished product and key ingredient of AGGRASTAT® Injection, the limited duration of Merck’s obligation to us, and the potential lack of an alternative provider may adversely affect the operation of our business.

Merck is providing us with certain transition services until June 28, 2004, without which we may not be able to successfully integrate AGGRASTAT® Injection into our business.

      Merck is obligated to provide us with certain transition services from October 28, 2003, until June 28, 2004, including warehousing of finished product, accounts receivable management, billing, collection and recordkeeping. If Merck does not provide us with these services, or does not provide these services in a timely or professional manner, we may not be able to successfully integrate AGGRASTAT® Injection into our business, which may result in our not achieving sales of AGGRASTAT® Injection that we expect.

We may not be able to successfully perform the services for us that Merck is presently performing for us as transition services.

      When Merck is no longer providing us with transition services, we will be required to perform those services on our own. We have never performed these services before with respect to AGGRASTAT® Injection. If we are not able to perform these services successfully, it may negatively affect our ability to sell the product, or manage the recordkeeping, billings and collections, among other things, associated with the sales of the product.

The amount of inventory of AGGRASTAT® Injection at pharmaceutical wholesalers may negatively affect our sales of the product.

      AGGRASTAT® Injection was sold by Merck to pharmaceutical wholesalers, among other customers. These wholesalers buy quantities of products to resell to hospitals pharmacies and other end users. Oftentimes, when they think that a pharmaceutical company may increase the price of a product, they order additional quantities of the product, in order to purchase under existing sales and marketing programs, or at the lower price. When we purchased AGGRASTAT® Injection from Merck, we could not be certain what quantity of AGGRASTAT® Injection wholesalers were maintaining. The amount of inventory of the product that pharmaceutical wholesalers had at the time that we acquired the product or currently have, could negatively affect our sales of the product.

Paul Royalty Funds is entitled to a portion of our revenues, which may limit our ability to fund some of our operations. If we do not achieve certain sales targets for GLIADEL® Wafer and AGGRASTAT® Injection, Paul Royalty Funds may be entitled to a greater percentage of our revenues, revenues from future products we may acquire or certain of our product candidates.

      Under the terms of our Revenue Interest Assignment Agreement with Paul Royalty Fund, L.P. and Paul Royalty Fund Holdings II, who we refer to as Paul Royalty Funds or PRF, from October 28, 2003, through December 31, 2006, PRF is entitled to receive 10% of the Company’s GLIADEL® Wafer and AGGRASTAT® Injection combined annual net sales up to $75 million, and 2.5% of those combined annual net sales in excess of $75 million, and from January 1, 2007, through December 31, 2012 (the end of the term of the financing arrangement with PRF), these percentages are 17.5% and 3.5%, respectively. If combined GLIADEL and AGGRASTAT annual net sales are less than $48.3 million, $60.2 million, or $80.6 million in 2004, 2005, and 2006, respectively, then PRF will receive the higher of the minimum payments for such years described below or 12.5% of combined GLIADEL and AGGRASTAT net sales. If GLIADEL and AGGRASTAT net sales are less than $75 million in any of the years 2007 through 2012, then PRF will receive the higher of the minimum payments for such years described below, or 22.5% of combined GLIADEL and AGGRASTAT net sales. During each year of the term of the arrangement with PRF, PRF will be entitled to receive a portion of revenues from products that the Company may acquire in the future, or of AQUAVAN® Injection and GPI 1485 (each a product candidate of the Company), in the case that the Company’s calculated annual obligation(s) to make royalty payments under the Revenue Interest Assignment Agreement (based upon the combined net sales of GLIADEL and AGGRASTAT) are less than $6.4 million for 2004, $7.6 million for 2005, $8.3 million for 2006, $15.3 million for 2007, $15.5 million for 2008, $15.8 million for 2009, $16.0 million for 2010, or $15.9 million for 2011 and 2012, respectively. The Company will pay PRF minimum royalties of $5.0 million in 2004, $6.3 million in 2005, $7.5 million in 2006, $10.0 million in each of 2007-2009 and $12.5 million in each of 2010-2012. PRF is also entitled to receive portions of amounts payable to the Company on the resolution of future intellectual property disputes involving GLIADEL or AGGRASTAT and on any future sale of ex-North American marketing rights to GLIADEL. In addition to its revenue interest in the Company’s products or future products, as the case may be, PRF received five-year warrants to purchase 300,000 shares of the Company’s common stock at an exercise price of $9.15 per share.

Under certain circumstances, Paul Royalty Funds may require us to repurchase its revenue interest, the payment of which may significantly deplete our cash resources or limit our ability to enter into significant business transactions.

      PRF may be entitled to require us to repurchase its revenue interest under the following circumstances: (1) if we fail to maintain an escrow account funded with eight quarters of minimum payments to PRF or fail to maintain at least $20 million of net working capital, (2) if we fail to make our minimum payments to PRF, (3) if we sell GLIADEL® Wafer and AGGRASTAT® Injection (with PRF having partial rights to make us repurchase its interest in the event of the sale of one, but not both products), (4) upon the occurrence of a bankruptcy or similar event, or (5) upon certain conditions related to a change of control of us. The repurchase amount guarantees PRF a return in an amount over its initial investment and is reduced based on payments that we have previously made to PRF prior to the time that its interest is repurchased, but the repurchase price may never exceed three and a half times PRF’s initial investment, or $147 million. The exercise of this repurchase right may significantly impair our ability to fund our operations. Additionally, because PRF would be entitled to exercise this repurchase right upon a change of control of us, or upon the sale of GLIADEL® Wafer or AGGRASTAT® Injection, we may not be able to effect a business transaction that would have one of these results.

We have pledged our assets related to GLIADEL® Wafer and AGGRASTAT® Injection to Paul Royalty Funds; therefore, we may not be free to utilize those assets at our discretion.

      PRF has been granted a security interest in the intellectual property assets related to GLIADEL® Wafer and AGGRASTAT® Injection, which in the aggregate accounted for all of the Company’s net product revenue of $21.7 million for the year ended December 31, 2003. As of December 31, 2003, the intangible assets related to Gliadel® Wafer and AGGRASTAT® Injection were $82.8 million, or approximately 37% of total assets. We, therefore, may not be free to utilize those assets at our discretion, such as selling or outlicensing rights to part or all of those assets, without first obtaining the permission of PRF. This requirement could delay, hinder or condition, our ability to enter into corporate partnerships or strategic alliances with respect to these assets.

The integration of AGGRASTAT® Injection into our business and our clinical development plans for AGGRASTAT® Injection and AQUAVAN® will require significant additional capital.

      In order (1) to successfully integrate AGGRASTAT® Injection into our business, which includes expanding our commercial operations, (2) to conduct clinical trials to expand the labeled indication of AGGRASTAT® Injection, and (3) to conduct a Phase III clinical trial of AQUAVAN®, we will require significant additional capital resources within the next eighteen months. This additional financing may take the form of an offering of debt or equity, and that offering could be material in size. If we conduct a primary equity offering, the issuance of the additional shares of common stock may be dilutive to our existing stockholders and may have a negative effect on the market price of our stock. We do not know if those capital resources will be available to us. If they are not available, we may not be able to successfully execute on these business objectives or on any other business or operational goals.

We face technological uncertainties in connection with the research, development and commercialization of new products.

      The research, development and commercialization of pharmaceutical drugs involve significant risk. Before a drug can be commercialized, we, or a future corporate partner will have to:

•	expend substantial capital and effort to develop our product candidates further, which includes conducting extensive and expensive pre-clinical animal studies and human clinical trials;

•	apply for and obtain regulatory clearance to develop, market and sell such product candidates; and

•	conduct other costly activities related to preparation for product launch.

      In some of our research programs, we are using compounds that we consider to be “prototype” compounds in the research phase of our work. By prototype compounds we mean compounds that we are using primarily to establish that a relevant scientific mechanism of biological or chemical action could have commercial application in diagnosing, treating or preventing disease. We generally do not consider our prototype compounds to be lead compounds acceptable for further development into a product because of factors that make them unsuitable as drug candidates. These factors may include the ability for the compound to be absorbed, metabolized, distributed and excreted from the body. In order to develop commercial products, we will need to conduct research using other compounds that share the key aspects of the prototype compounds but do not have the unsuitable characteristics. Identifying lead compounds may not always be possible. Our current research programs are examples of programs where we have not yet identified lead compounds suitable for drug candidates. Identifying lead compounds may not always be possible.

      In addition, our product candidates are subject to the risks of failure inherent in the development of products based on new and unsubstantiated technologies. These risks include the possibility that:

•	our new approaches will not result in any products that gain market acceptance;

•	a product candidate will prove to be unsafe or ineffective, or will otherwise fail to receive and maintain regulatory clearances necessary for development and marketing;

•	a product, even if found to be safe and effective, could still be difficult to manufacture on the scale necessary for commercialization or otherwise not be economical to market;

•	a product will unfavorably interact with other types of commonly used medications, thus restricting the circumstances in which it may be used;

•	third parties may successfully challenge our proprietary rights protecting a product;

•	proprietary rights of third parties will preclude us from manufacturing or marketing a new product; or

•	third parties will market superior or more cost-effective products.

      As a result, our activities, either directly or through future corporate partners, may not result in any commercially viable products.

We will depend on collaborations with third parties for the development and commercialization of our products.

      Our resources are limited; and therefore, our business strategy requires us to enter into various arrangements with:

•	corporate partners;

•	academic investigators;

•	licensors of technologies; and

•	licensees of our technologies.

      In trying to attract corporate partners, we face serious competition from other small pharmaceutical companies and the in-house research and development staffs of larger pharmaceutical companies. If we are unable to enter into such arrangements with corporate partners, our ability to proceed with the research, development, manufacture and/or sale of product candidates may be limited. We may not be successful in attracting corporate partners, or collaborators, over other companies because (i) their research programs may be more attractive to a collaborator, (ii) their stage in the research process may be more advanced, (iii) they may have synergies with the collaborator’s existing research programs, or (iv) they may agree to terms and conditions of the collaboration that are more favorable to the collaborator than we would otherwise agree. It is common practice in many corporate partnerships in our industry for the larger partner to have responsibility for conducting pre-clinical studies and human clinical trials and/or preparing and submitting applications for regulatory approval of potential pharmaceutical products. It is possible that this will be the case with future arrangements of ours. If one of our collaborative partners fails to develop or commercialize successfully any of our product candidates, we may not be able to remedy this failure and it could negatively affect our business.

      Furthermore, larger pharmaceutical companies often explore multiple technologies and products for the same medical conditions. Therefore, they are likely to develop or enter into collaborations with our competitors for products addressing the same medical conditions targeted by our technologies. Our collaborators may, therefore, be pursuing alternative technologies or product candidates in order to develop treatments for the diseases or disorders targeted by our collaborative arrangements. Depending on how other product candidates advance, a corporate partner may slow down or abandon its work on our product candidates or terminate its collaborative arrangement with us in order to focus on these other prospects. We are currently not aware if Pfizer, our only large pharmaceutical partner at this time, is pursuing alternative technologies, either through its own research and development capabilities or through other corporate collaborations, for the treatment of neuropathic pain, in addition to the collaboration that we have with Pfizer on our NAALADase inhibitor technology.

We may be unable to obtain proprietary rights to protect our products and services, permitting competitors to duplicate them.

      Any success that we have will depend in large part on our ability to obtain, maintain and enforce intellectual property protection for our products and processes and to license patent rights from third parties.

      Intellectual property for our technologies and products will be a crucial factor in our ability to develop and commercialize our products. Large pharmaceutical companies consider a strong patent estate critical when they evaluate whether to enter into a collaborative arrangement to support the research, development and commercialization of a technology. Without the prospect of reasonable intellectual property protection, it would be difficult for a corporate partner to justify the time and money that is necessary to complete the development of a product.

      The rules and criteria for receiving and enforcing a patent for pharmaceutical and biotechnological inventions are in flux and are unclear in many respects. The range of protection given these types of patents is uncertain, and a number of our product candidates are subject to this uncertainty.

      Many others, including companies, universities and other research organizations, work in our business areas, and we cannot be sure that the claims contained in our issued patents will be interpreted as broadly as we would like in light of the inventions of these other parties. In addition, we cannot be sure that the claims set forth in our pending patent applications will issue in the form submitted. These claims may be narrowed or stricken, and the applications may not ever ultimately result in valid and enforceable patents. Thus, we cannot be sure that our patents and patent applications will adequately protect our product candidates.

      We are aware of at least one company that has asserted publicly that it has submitted patent applications claiming the use of certain of its immunosuppressive compounds and multi-drug resistance compounds for nerve growth applications. That company also stated that it has issued U.S. patents and pending U.S. applications which claim compounds that may be useful in nerve growth applications. We cannot give any assurance as to the ability of our patents and patent applications to adequately protect our neurotrophic product candidates. Also, our neurotrophic product candidates may infringe or be dominated by patents that have issued or may issue in the future to third parties.

      In order to protect our intellectual property position with respect to our neuroimmunophilin ligands, we filed an opposition in 1998 in an effort to prevent the final issuance of a European patent to the company discussed in the above paragraph. In 2000, we won the opposition and the subject patent was revoked. However, the patentee has appealed the initial determination and the patent could be reinstated.

      Furthermore, any or all of the patent applications assigned or licensed to us from third parties may not be granted. We may not develop additional products or processes that are patentable. Any patents issued to us, or licensed by us, may not provide us with any competitive advantages or adequate protection for our products. Others may successfully challenge, circumvent or invalidate any of our existing or future patents or intellectual property.

We rely on confidentiality agreements to maintain trade secret protection which may not be adhered to or effective.

      Our policy is to control the disclosure and use of our know-how and trade secrets by entering into confidentiality agreements with our employees, consultants and third parties. There is a risk, however, that:

•	these parties will not honor our confidentiality agreements;

•	disputes will arise concerning the ownership of intellectual property or the applicability of confidentiality obligations; or

•	disclosure of our trade secrets will occur regardless of these contractual protections.

We may not be able to acquire exclusive rights to inventions or information resulting from work performed under consulting or collaboration agreements.

      In our business, we often work with consultants and research collaborators at universities and other research organizations. If any of these consultants or research collaborators use intellectual property owned by others as part of their work with us, disputes may arise between us and these other parties as to which one of us has the rights to intellectual property related to or resulting from the work done.

      We support and collaborate in research conducted in universities, such as Johns Hopkins, and in governmental research organizations, such as the National Institutes of Health. We may not be able to acquire exclusive rights to the inventions or technical information that result from work performed by personnel at these organizations. Also, disputes may arise as to which party should have rights in research programs that we conduct on our own or in collaboration with others that are derived from or related to the work performed at a university or governmental research organization. In addition, in the event of a contractual breach by us, some of our collaborative research contracts provide that we must return the technology rights, including any patents or patent applications, to the contracting university or governmental research organization.

Our products may now or in the future infringe upon the proprietary rights of others, which could result in considerable litigation costs or the loss of the right to use or develop products.

      Questions of infringement of intellectual property rights, including patent rights, may involve highly technical and subjective analyses. Some or all of our existing or future products or technologies may now or in the future infringe the rights of other parties. These other parties might initiate legal action against us to enforce their claims, and our defense of the claims might not be successful.

      We may incur substantial costs if we must defend against charges of infringement of patent or proprietary rights of third parties. We may also incur substantial costs if we find it necessary to protect our own patent or proprietary rights by bringing suit against third parties. We could also lose rights to develop or market products or be required to pay monetary damages or royalties to license proprietary rights from third parties. In response to actual or threatened litigation, we may seek licenses from third parties or attempt to redesign our products or processes to avoid infringement. We may not be able to obtain licenses on acceptable terms, or at all, or successfully redesign our products or processes.

      In addition to the risk that we could be a party to patent infringement litigation, the U.S. Patent and Trademark Office could require us to participate in patent interference proceedings, or we may find it necessary to provoke an interference with a third party. These proceedings are often expensive and time-consuming, even if we were to prevail in such proceedings.

We rely on licensed intellectual property for GLIADEL® Wafer and our other product candidates, the agreements for which impose requirements on us.

      We have licensed intellectual property, including patents, patent applications and know-how, from universities and others, including intellectual property underlying GLIADEL® Wafer, DOPASCAN® Injection, AQUAVAN® Injection and the neuroimmunophilin ligand technology. Some of our product development programs depend on our ability to maintain rights under these licenses. Under the terms of our license agreements, we are generally obligated to:

•	exercise diligence in the research and development of these technologies;

•	achieve specified development and regulatory milestones;

•	expend minimum amounts of resources in bringing potential products to market;

•	make specified royalty and milestone payments to the party from which we have licensed the technology; and

•	reimburse patent costs to these parties.

      In addition, these license agreements require us to abide by record-keeping and periodic reporting obligations. Each licensor has the power to terminate its agreement if we fail to meet our obligations. If we cannot meet our obligations under these license agreements, we may lose access to our key technology.

      If licensed patents covering our products or product candidates are infringed, we generally have the right, but not the obligation, to bring suit against the infringing party. If we choose to bring suit against an infringing party, the licensor of the technology is generally required to cooperate with the enforcement of the patents that we have licensed. If we do not choose to bring suit against an infringing party, rights to enforce the licensed patents generally revert to the licensor. Proceeds received from the successful enforcement of our patent rights are generally split between us and the licensor, with the party bringing the suit receiving the more significant portion of those proceeds.

      Losing our proprietary rights to our licensed technology would have a significant negative effect on our business, financial condition and results of operations.

      Our license agreements for GLIADEL® Wafer require us to pay a royalty to MIT on sales of GLIADEL® Wafer. Similarly, we will have to pay milestone and/or royalty payments in connection with the successful development and commercialization of DOPASCAN® Injection, AQUAVAN® Injection and any products that result from the neuroimmunophilin ligand technology.

      In addition, our U.S. patent protection for GLIADEL® Wafer, which as of December 31, 2003, has accounted for approximately 89% of our product sales revenue, expires in 2006. From and after that time, there can be no assurance that others will not enter the market with a generic copy of GLIADEL® Wafer. The availability of such a generic copy could negatively impact our revenues from GLIADEL® Wafer.

The U.S. government holds rights that may permit it to license to third parties technology we currently hold the exclusive right to use.

      The U.S. government holds rights that govern aspects of specific technologies licensed to us by third party licensors. These government rights in inventions conceived or reduced to practice under a government-funded program may include a non-exclusive, royalty-free, worldwide license for the government to use resulting inventions for any governmental purpose. In addition, the U.S. government has the right to grant to others licenses under any of these non-exclusive licenses if the government determines that:

•	adequate steps have not been taken to commercialize such inventions;

•	the grant is necessary to meet public health or safety needs; or

•	the grant is necessary to meet requirements for public use under federal regulations.

      The U.S. government also has the right to take title to a subject invention if we fail to disclose the invention within specified time limits. The U.S. government may acquire title in any country in which we do not file a patent application within specified time limits.

      Federal law requires any licensor of an invention partially funded by the federal government to obtain a commitment from any exclusive licensee, such as us, to manufacture products using the invention substantially in the United States. Further, these rights include the right of the government to use and disclose technical data relating to licensed technology that was developed in whole or in part at government expense. Several of our principal technology license agreements contain provisions recognizing these rights.

Pre-clinical and clinical trial results for our products may not be favorable.

      In order to obtain regulatory approval for the commercial sale of any of our product candidates, we must conduct both pre-clinical studies and human clinical trials. These studies and trials must demonstrate that the product is safe and effective for the clinical use for which we are seeking approval. The results of clinical trials we conduct may not be successful. Adverse results from any clinical trials could have a negative effect on our business.

      We also face the risk that we will not be permitted to undertake or continue clinical trials for any of our product candidates in the future. Even if we are able to conduct such trials, we may not be able to demonstrate satisfactorily that the products are safe and effective and thus qualify for the regulatory approvals needed to market and sell them. Results from pre-clinical studies and early clinical trials are often not accurate indicators of results of later-stage clinical trials that involve larger human populations.

We are subject to extensive governmental regulation, which may result in increased costs and significant delays in, or ultimate denial of, approval for our product candidates.

      Our research, pre-clinical development and clinical trials, and the manufacturing and marketing of our product candidates are subject to extensive regulation by numerous governmental authorities in the United States and other countries, including the FDA and the DEA. Except for GLIADEL® Wafer and AGGRASTAT® Injection, none of our product candidates has received marketing clearance from the FDA or any foreign regulatory authority.

      As a condition to approval of our product candidates under development, the FDA could require additional pre-clinical, clinical or other studies. Any requirement that we perform additional studies could delay, or increase the expense of, our product candidates’ regulatory approval. This delay or increased expense could have a negative effect on our business. Additionally, to receive regulatory approval, we must also demonstrate that the product is capable of being manufactured in accordance with applicable regulatory standards.

      When trying to obtain regulatory approval, significant risk exists that:

•	we will not be able to satisfy the FDA’s requirements with respect to any of our drug product candidates; or

•	even if the FDA does approve our product candidates, the FDA will approve less than the full scope of uses or labeling that we seek.

      Failure to obtain regulatory drug approvals on a timely basis could have a material adverse effect on our business.

      Even if we are able to obtain necessary FDA approval, the FDA may nevertheless require post-marketing testing and surveillance to monitor the approved product and continued compliance with regulatory requirements. The FDA may withdraw product approvals if we do not maintain compliance with regulatory requirements. The FDA may also withdraw product approvals if problems concerning safety or efficacy of the product occur following approval.

      The process of obtaining FDA and other required approvals or licenses and of meeting other regulatory requirements to test and market drugs is rigorous and lengthy. We have expended, and will continue to expend, substantial resources in order to do this. We will need to conduct clinical trials and other studies on all of our product candidates before we are in a position to file a new drug application for marketing and sales approval. Unsatisfactory clinical trial results and other delays in obtaining regulatory approvals or licenses could prevent the marketing of the products we are developing. Until we receive the necessary approvals or licenses and meet other regulatory requirements, we will not receive revenues or royalties related to product sales.

      In addition to the requirements for product approval, before a pharmaceutical product may be marketed and sold in some foreign countries, the proposed pricing for the product must be approved as well. Products may be subject to price controls or limits on reimbursement. The requirements governing product pricing and reimbursement vary widely from country to country and can be implemented disparately at the national level. We cannot guarantee that any country that has price controls or reimbursement limitations for pharmaceuticals will allow favorable reimbursement and pricing arrangements for our products.

      Because controlled drug products and radio-labeled drugs are subject to special regulations in addition to those applicable to other drugs, the DEA and the Nuclear Regulatory Commission, or NRC, may regulate some of our products and product candidates, including DOPASCAN® Injection, as controlled substances and as radio-labeled drugs. The NRC licenses persons who use nuclear materials and establishes standards for radiological health and safety. The DEA is responsible for compliance activities for companies engaged in the manufacture, distribution and dispensing of controlled substances, including the equipment and raw materials used in their manufacture and packaging in order to prevent such substances from being diverted into illicit channels of commerce. Registration is required and other activities involving controlled substances are subject to a variety of record-keeping and security requirements, and to permits and authorizations and other requirements. States often have requirements for controlled substances as well. The DEA grants certain exceptions from the requirements for permits and authorizations to export or import materials related to or involving controlled substances. Our potential future inability to obtain exceptions from the DEA for shipment abroad or other activities could have a negative effect on us.

      We cannot be sure that we will be able to meet applicable requirements to test, manufacture and market controlled substances or radio-labeled drugs, or that we will be able to obtain additional necessary approvals, permits, authorizations, registrations or licenses to meet state, federal and international regulatory requirements to manufacture and distribute such products.

Our competitors are pursuing alternative approaches to the same conditions we are working on. Our products use novel alternative technologies and therapeutic approaches, which have not been widely studied.

      Many of our product development efforts focus on novel alternative therapeutic approaches and new technologies that have not been widely studied. Applications for these approaches and technologies include, among other things, the diagnosis and monitoring of Parkinson’s disease, the promotion of nerve growth and the prevention of neuronal damage. These approaches and technologies may not be successful. We are applying these approaches and technologies in our attempt to discover new treatments for conditions that are also the subject of research and development efforts of many other companies. Our competitors may succeed in developing technologies or products that are more effective or economical than those we are developing, or they may introduce a competitive product before we are able to do so. Rapid technological change or developments by others may result in our technology or product candidates becoming obsolete or noncompetitive.

Our business is dependent on our ability to keep pace with the latest technological changes.

      The technological areas in which we work continue to evolve at a rapid pace. Our future success depends upon maintaining our ability to compete in the research, development and commercialization of products and technologies in our areas of focus. Competition from pharmaceutical, chemical and biotechnology companies, universities and research institutions is intense and expected to increase. Many of these competitors have substantially greater research and development capabilities and experience and manufacturing, marketing, financial and managerial resources than we do.

      Acquisitions of competing companies by large pharmaceutical companies or other companies could enhance the financial, marketing and other resources available to these competitors. These competitors may develop products that are superior to those we are developing. We are aware of the development by other companies and research scientists of alternative approaches to:

•	the treatment of malignant glioma;

•	the treatment of acute cardiovascular conditions;

•	the diagnosis of Parkinson’s disease;

•	the development of a water soluble formulation of propofol;

•	the promotion of nerve growth and repair; and

•	the treatment and prevention of neuronal damage.

      Our competitors may develop products that make our products or technologies noncompetitive or obsolete. In addition, we may not be able to keep pace with technological developments.

Our products must compete with others to gain market acceptance.

      For the treatment of malignant glioma, GLIADEL® Wafer competes with traditional systemic chemotherapy, radioactive seeds, radiation catheters, TEMODAR® Capsules, a chemotherapy product manufactured by Schering Corporation, and other experimental protocols. AGGRASTAT® Injection competes directly with INTEGRELIN® Injection, marketed by Millennium Pharmaceuticals, and ReoPro®, marketed by Eli Lilly, for the inhibition of platelet aggregation.

      Any product candidate that we develop and for which we gain regulatory approval must then compete for market acceptance and market share. An important factor will be the timing of market introduction of competitive products. Accordingly, the relative speed with which we and competing companies can develop products, complete the clinical testing and approval processes, and supply commercial quantities of the products to the market will be an important element of market success.

      Significant competitive factors include:

•	capabilities of our collaborators;

•	product efficacy and safety;

•	timing and scope of regulatory approval;

•	product availability;

•	awareness and acceptance of our products by physicians;

•	marketing and sale capabilities;

•	reimbursement coverage from insurance companies and others;

•	the amount of clinical benefit of our product candidates relative to their cost;

•	the method of administering a product;

•	price; and

•	exclusivity, through patent protection or FDA regulations.

      Our competitors may develop more effective or more affordable products or achieve earlier product development completion, patent protection, regulatory approval or product commercialization than we do, which could have a material adverse effect on our business.

We are subject to risks of product liability both because of our product line and our limited insurance coverage.

      We may potentially become subject to large liability claims and significant defense costs as a result of the design, manufacture or marketing of our products, including GLIADEL® Wafer and AGGRASTAT® Injection, or the conduct of clinical trials involving our products. We currently maintain only $10 million of product liability insurance covering clinical trials and product sales. This existing coverage or any future insurance coverage we obtain may not be adequate. Furthermore, our insurance may not cover a claim made against us. Product liability insurance varies in cost. It can be difficult to obtain, and we may not be able to purchase it in the future on terms acceptable to us, or at all. We also may not be able to otherwise protect against potential product liability claims. Product liability claims and/or the failure to obtain adequate product liability insurance could prevent or inhibit the clinical development and/or commercialization of any products we are developing.

We depend on qualified personnel and consultants, especially Craig R. Smith, M.D.

      We depend heavily on the principal members of our management and scientific staff, including Craig R. Smith, M.D., our Chairman, President and Chief Executive Officer. We have key man life insurance covering Dr. Smith. Dr. Smith has extensive experience in the pharmaceutical industry and provides us with unique access to his contacts in the scientific community. The loss of the services of Dr. Smith or other members of our senior management team could have a negative effect on our business.

      We have entered into an employment agreement with Dr. Smith, which provides protection for our proprietary rights. Nevertheless, he may terminate his relationship with us at any time. Accordingly, we cannot be sure that Dr. Smith will remain with us.

      Recruiting and retaining qualified personnel, collaborators, advisors and consultants will be critical to our activities. Our planned activities will require personnel and consultants with expertise in many areas including:

•	medicinal chemistry and other research specialties;

•	pre-clinical testing;

•	clinical trial management;

•	regulatory affairs;

•	intellectual property;

•	sales and marketing;

•	manufacturing; and

•	business development.

      We may not be able to attract and retain personnel or consultants with these expertise. Furthermore, many pharmaceutical, biotechnology and health care companies and academic and other research institutions compete intensely for personnel and consultants with these expertise. If we are not able to hire these personnel or consultants, it could have a negative effect on us.

Our business involves using hazardous and radioactive materials and animal testing, all of which may result in environmental liability.

      Our research and development processes involve the controlled use of hazardous and radioactive materials. We and our partners are subject to extensive laws governing the use, manufacture, storage, handling and disposal of hazardous and radioactive materials. There is a risk of accidental contamination or injury from these materials. Also, we cannot control whether our collaborative partners comply with the governing standards. If we or our partners do not comply with the governing laws and regulations, we could face significant fines and penalties that could have a negative effect on our business, operations or finances. In addition, we and/or our collaborative partners could be held liable for damages, fines or other liabilities, which could exceed our resources.

      We may also have to incur significant costs to comply with environmental laws and regulations in the future. In addition, future environmental laws or regulations may have a negative effect on our operations, business or assets.

      Many of the research and development efforts we sponsor involve the use of laboratory animals. Changes in laws, regulations or accepted clinical procedures may adversely affect these research and development efforts. Social pressures that would restrict the use of animals in testing or actions against us or our partners by groups or individuals opposed to testing using animals could also adversely affect these research and development efforts.

Effecting a change of control of Guilford would be difficult, which may discourage offers for shares of our common stock, which may prevent or frustrate any attempt by shareholders to change our direction or management.

      Our certificate of incorporation and the Delaware General Corporation Law contain provisions that may delay or prevent an attempt by a third party to acquire control of us. These provisions include the requirements of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits designated types of business combinations, including mergers, for a period of three years between us and any third party who owns 15% or more of our common stock. This provision does not apply if:

•	our Board of Directors approves of the transaction before the third party acquires 15% of our common stock;

•	the third party acquires at least 85% of our common stock at the time its ownership goes past the 15% level; or

•	our Board of Directors and two-thirds of the shares of our common stock not held by the third party vote in favor of the transaction.

      We have also adopted a stockholder rights plan intended to deter hostile or coercive attempts to acquire us. Under the plan, if any person or group acquires more than 20% of our common stock without approval of the Board of Directors under specified circumstances, our other stockholders have the right to purchase shares of our common stock, or shares of the acquiring company, at a substantial discount to the public market price. The plan makes an acquisition much more costly to a potential acquirer.

      Our certificate of incorporation also authorizes us to issue up to 5,000,000 shares of preferred stock in one or more different series with terms fixed by the Board of Directors. Stockholder approval is not necessary to issue preferred stock in this manner. Issuance of these shares of preferred stock could have the effect of making it more difficult for a person or group to acquire control of us, as well as prevent or frustrate any attempt by shareholders to change our direction or management. No shares of our preferred stock are currently outstanding. While our Board of Directors has no current intentions or plans to issue any preferred stock, issuance of these shares could also be used as an anti-takeover device.

      Our agreement with Paul Royalty Funds gives Paul Royalty Funds the right to cause us to repurchase its interests at substantial prices in the event of, among other things, a change in control. Our convertible notes are also subject to repurchase, as the option of the holders, upon a change in control.

FORWARD-LOOKING STATEMENTS

      Discussions contained in this document include forward-looking statements that involve known and unknown risks and uncertainties. Our actual results, levels of activity, performance or achievements may be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that may cause or contribute to this difference include, among others things, those risk factors set forth in the section entitled “Risk Factors.” We identify forward-looking statements by words such as “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or similar terms that refer to the future. We cannot guarantee future results, levels of activity, performance or achievements.

INCORPORATION OF DOCUMENTS BY REFERENCE

      Except to the extent modified or superseded by information contained in this prospectus, the following documents (File No. 000-23736), as filed with the Commission, are incorporated into this prospectus by reference:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	our Current Reports on Form 8-K filed with the Commission on March 6, June 11, June 18, July 30, November 12, 2003, as amended on January 12 and February 27, 2004, and December 12, 2003;

•	the description of our Common Stock contained in the Registration Statement on Form 8-A filed with the Commission on March 25, 1994, as amended by our Current Report on Form 8-K filed with the Commission on February 24, 2004, including any amendment or report filed for the purpose of updating such description; and

•	all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.

      To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference, the statement in this prospectus shall control. The incorporated statement shall not be deemed, except as modified or superseded, to constitute a part of this prospectus or the registration statement. Information that we file with the Commission in the future and that is incorporated by reference in this prospectus automatically updates and supersedes previously filed information.

      We will furnish without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). You should direct any requests for copies to Guilford Pharmaceuticals Inc., 6611 Tributary Street, Baltimore, Maryland 21224, Attention: Corporate Secretary, or by telephone to our Corporate Secretary at (410) 631-6300.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

SELLING STOCKHOLDERS

      The shares of common stock being offered by the selling stockholders consists of shares issued to the selling stockholders in a private placement effected in December 2003 and shares issuable to the selling stockholders upon exercise of common stock warrants received in the private placement. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the shares of common stock and the warrants, the selling stockholders have not had any material relationship with us within the past three years.

      The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the shares of common stock and the warrants, assuming exercise of the warrants held by the selling stockholders, without regard to any limitations on exercise.

      The third column lists the shares of common stock being offered by this prospectus by the selling stockholders. In accordance with the terms of registration rights agreements with the selling shareholders, this prospectus covers the resale of that number of shares of common stock equal to the number of shares of common stock issued in the private placement and the shares of common stock issuable upon exercise of the warrants, determined as if the warrants were exercised in full as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. Because the exercise price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus.

      The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

      The fifth column indicates the percentage of the total outstanding common stock that the selling stockholder will beneficially own after the selling stockholder sells all of the shares in this offering.

      Under the terms of the warrants, a selling stockholder may not exercise the warrants, to the extent such exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 9.99% of our then outstanding shares of common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

      None of the selling stockholders are broker-dealers. UBS O’Connor LLC, which, on behalf of PIPES Corporate Strategies Master Ltd., controls 211,640 shares of common stock, assuming exercise of its warrants, is an affiliate of UBS AG, a broker-dealer. Smithfield Fiduciary LLC, which owns 3,586,199 shares of common stock, assuming exercise of its warrants, is an affiliate of Highbridge Capital Corporation, a broker-dealer. Based on the information provided to us, UBS O’Connor LLC and Smithfield Fiduciary LLC purchased the shares and the warrants, and upon the exercise of the warrants, will purchase the shares underlying the warrants in the ordinary course of business and did not at the time of their purchase have an arrangement to effect any distribution of the shares, warrants and shares underlying the warrants to or through any person or entity.

		Maximum Number of
	Number of Shares	Shares to be Sold	Number of Shares	Percent of Shares
	Owned Prior to	Pursuant to this	Owned After	Owned After
Name of Selling Shareholder	Offering	Prospectus	Offering	Offering

Smithfield Fiduciary LLC(1)	3,586,199	1,663,122	1,923,077	5.68
Mainfield Enterprises Inc.(2)	1,396,825	1,396,825	0	0
Winchester Global Trust Company Limited as Trustee for Caduceus Capital Trust(3)	558,000	558,000	0	0
Caduceus Capital II, L.P.(3)	270,000	270,000	0	0
HFR SHC Aggressive Fund(3)	30,000	30,000	0	0
Knightsbridge Post Venture IV L.P.(3)	56,760	56,760	0	0
Knightsbridge Integrated Holdings, V, LP(3)	51,600	51,600	0	0
Knightsbridge Netherlands II, L.P.(3)	19,080	19,080	0	0
Knightsbridge Integrated Holdings IV Post Venture, LP(3)	33,840	33,840	0	0

		Maximum Number of
	Number of Shares	Shares to be Sold	Number of Shares	Percent of Shares
	Owned Prior to	Pursuant to this	Owned After	Owned After
Name of Selling Shareholder	Offering	Prospectus	Offering	Offering

Knightsbridge Post Venture III, LP(3)	34,440	34,440	0	0
Knightsbridge Netherland ILP(3)	23,400	23,400	0	0
Knightsbridge Netherlands III - LP(3)	7,560	7,560	0	0
Knightsbridge Integrated Holdings II Limited(3)	39,120	39,120	0	0
Knightsbridge Venture Capital IV, L.P.(3)	9,840	9,840	0	0
Knightsbridge Venture Capital III LP(3)	8,760	8,760	0	0
Domain Public Equity Partners, L.P.(4)	303,540	211,640	91,900	*
UBS O’Connor LLC f/b/o PIPES Corporate Strategies Master Ltd.(5)	211,640	211,640	0	0
Quogue Capital LLC(6)	42,328	42,328	0	0
Merlin BioMed Private Equity Fund, L.P.(7)	318,000	318,000	0	0
Merlin BioMed Long Term Appreciation Fund, L.P.(7)	21,600	21,600	0	0
Merlin BioMed Offshore Fund, L.P.(7)	84,000	84,000	0	0
Deerfield Partners L.P.(8)	1,792,848	297,137	1,495,711	4.42
Deerfield International Limited(9)	1,654,935	274,279	1,380,656	4.08
Sigma Capital Associates, LLC(10)	290,820	105,820	185,000	*

*	Less than 1%.

(1)	Highbridge Capital Management, LLC (“Highbridge”), is the trading manager of Smithfield Fiduciary LLC (“Smithfield”) and consequently has voting control and investment discretion over the shares of common stock held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge and Messrs. Dubin and Swieca disclaims beneficial ownership of the shares held by Smithfield.

(2)	Pursuant to an investment management agreement, Avi Vigder has voting discretion and investment control over the shares held by Mainfield Enterprises, Inc. Avi Vigder disclaims beneficial ownership of such shares.

(3)	OrbiMed Advisors LLC is the investment advisor for such fund, whose Managing Member, Samuel D. Isaly, has sole authority to vote such shares. Mr. Isaly disclaims any beneficial ownership in the shares of common stock and shares of common stock underlying such warrants held by the funds managed by OrbiMed Advisors LLC, except to the extent of his pecuniary interest in such shares, if any.

(4)	Domain Public Equity Associates, LLC, the general partner of Domain Public Equity Partners, L.P., exercises voting and investment power with respect to the shares of that Domain Public Equity Partners, L.P. is offering in this offering.

(5)	UBS O’Connor LLC is an indirect wholly-owned subsidiary of UBS AG, which is a reporting company listed on the New York Stock Exchange.

(6)	Wayne Rothbaum, a Principal of Quogue Capital LLC, has voting and investment power over the securities beneficially owned by Quogue Capital LLC.

(7)	Merlin BioMed Group, L.L.C. (“MBG”) serves as the general partner to: Merlin BioMed Offshore Master Fund, L.P. (“MBOF”), and Merlin BioMed Long Term Appreciation Fund, L.P. (“MBLTAF”). Merlin BioMed Private Equity, LLC (“MBPE”) serves as the general partner of the Merlin BioMed Private Equity Fund (“MBP”). As such, they have shared voting and dispositive power of the 353,000 shares of common stock and 70,600 warrants to purchase shares of common stock owned in the aggregate by those entities. Each of MBG and MBPE disclaims beneficial ownership of all such shares. MBOF, MBP and MBLTAF each have shared voting and dispositive power with respect to the 353,000 shares of common stock and 70,600 warrants to purchase shares of common stock that they beneficially own. Stuart T. Weisbrod is the managing member of MBG and Dominique Smon is the managing member of MBPE and, as such, have voting and dispositive power with respect to such shares of common stock and warrants, and disclaim beneficial ownership thereof.

(8)	Deerfield Capital, LP is the investment advisor to Deerfield Partners, LP and exercises voting and investment power with respect to the securities held by Deerfield Partners, LP. Snider Capital is the general partner of Deerfield Capital, LP and Arnold H. Snider is the President of Snider Management.

(9)	Deerfield Management Company is the investment advisor to Deerfield International Limited and exercises voting and investment power with respect to the securities held by Deerfield International Limited. Snider Management is the general partner of Deerfield Management Company, and Arnold H. Snider is the President of Snider Management.

(10)	Pursuant to an investment management agreement, Sigma Capital Management, LLC maintains investment and voting power with respect to the securities held by Sigma Capital Associates, LLC. Mr. Steven A. Cohen controls Sigma Capital Management, LLC. Each of Sigma Capital Management, LLC and Mr. Cohen disclaim beneficial ownership of any securities listed herein.

PLAN OF DISTRIBUTION

      We are registering the shares of common stock previously issued and the shares of common stock issuable upon exercise of the warrants to permit the resale of these shares of common stock by the holders thereof from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

      The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. We will file a prospectus supplement if the selling shareholders engage one or more underwriters. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	involving ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	involving block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	involving purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	in an exchange distribution in accordance with the rules of the applicable exchange;

•	in privately negotiated transactions;

•	through the settlement of short sales;

•	where broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	in a combination of any such methods of sale; and

•	through any other method permitted pursuant to applicable law.

      If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

      The selling stockholders may pledge or grant a security interest in some or all of the warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. We will file a prospectus supplement naming the new selling shareholders if the shares are transferred, donated or pledged.

      The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, may be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

      Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

      The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

      We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling stockholders will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

      Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

      Hogan & Hartson L.L.P., Baltimore, Maryland has passed upon certain legal matters in connection with the common stock.

EXPERTS

      The consolidated financial statements and schedule of Guilford Pharmaceuticals Inc. and subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      Eisner LLP, independent auditors, have audited the statements of revenue and direct expenses of the AGGRASTAT® Product Line of Merck & Co., Inc. for each of the years ended December 31, 2000, 2001 and 2002 as set forth in their report, which is incorporated by reference in this prospectus. The statements of revenue and direct expenses of the AGGRASTAT® Product Line of Merck & Co., Inc. are incorporated by reference in reliance on the report of Eisner LLP, given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

      Because we are subject to the informational requirements of the Exchange Act, we file reports and other information with the Commission. Reports, registration statements, proxy and information statements and other information that we have filed can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of this material from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site that contains reports, proxy and information statements and other information that is filed electronically with the Commission. This web site can be accessed at http://www.sec.gov.

      We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the common stock offered under this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the Commission. You should refer to the registration statement for further information with respect to us and our securities. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the Commission’s principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the Commission.

GUILFORD

PHARMACEUTICALS
INC.

5,768,791 Shares

Common Stock

PROSPECTUS

March      , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

      The following table sets forth the various expenses to be paid by the Company in connection with the distribution of the securities being registered hereby. All the amounts are estimates, except the Commission registration fee. Normal Commission expenses and brokerage fees are payable. The selling stockholders will bear the cost of all selling commissions and underwriting discounts with respect to the sale of any securities by them.

Securities and Exchange Commission registration fee	$2,910
Legal fees and expenses	$50,000
Accounting fees	$30,000
Miscellaneous	$8,000

Total	$90,910

Item 15.       Indemnification of Directors and Officers

      Under Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation’s request, in such capacities with another enterprise, against expenses (including attorney’s fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The DGCL provides, however, that such person must have acted in good faith and in a manner he or she reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the DGCL does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

      Article NINTH of the Company’s Amended and Restated Certificate of Incorporation, as amended, provides that the Company will indemnify its directors and officers to the full extent permitted by law and that no director shall be liable for monetary damages to the Registrant or its stockholders for any breach of fiduciary duty, except to the extent provided by applicable law (i) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, or (iv) for any transaction from which such director derived an improper personal benefit. In addition, under indemnification agreements with its directors, the Registrant is obligated, to the fullest extent permissible by the DGCL, as it currently exists or may be amended, to indemnify and hold harmless its directors, from and against all expense, liability and loss reasonably incurred or suffered by such directors.

Item 16.     Exhibits and Financial Statement Schedules

      (a) Exhibits:

Exhibit
Number	Exhibit Description

4.01	Specimen Stock Certificate (incorporated by reference to the Registrant’s Registration Statement on Form S-1 (No. 33-76938)).
4.02A	Stockholder Rights Agreement dated September 26, 1995 (incorporated by reference to the Registrant’s Form 8-K filed October 10, 1995).
4.02B	Form of Amendment No. 1 to Stockholder Rights Agreement (incorporated by reference to the Registrant’s Form 8-K, filed October 20, 1998).
5.01	Opinion of Hogan & Hartson L.L.P. (previously filed)
23.01	Consent of KPMG LLP
23.02	Consent of Eisner LLP
23.03	Consent of Hogan & Hartson L.L.P. (previously filed).

Item 17.     Undertakings

      (a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities and Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland on this 17th day of March, 2004.

GUILFORD PHARMACEUTICALS INC.

By:	/s/ CRAIG R. SMITH, M.D.

Craig R. Smith, M.D.
Chief Executive Officer,
President and Chairman of the
Board of Directors

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

March 17, 2004	/s/ CRAIG R. SMITH, M.D.
-------------------------------------------------------
Craig R. Smith, M.D.
Chief Executive Officer,
President and Chairman of the Board of Directors
(Principal Executive Officer)

March 17, 2004	/s/ ANDREW R. JORDAN* ------------------------------------------------------- Andrew R. Jordan Chief Financial Officer and Treasurer (Principal Financial and Principal Accounting Officer)

March 17, 2004	/s/ GEORGE L. BUNTING, JR.* ------------------------------------------------------- George L. Bunting, Jr. Director

March 17, 2004	/s/ ELIZABETH M. GREETHAM* ------------------------------------------------------- Elizabeth M. Greetham Director

March 17, 2004	/s/ RONALD M. NORDMANN* ------------------------------------------------------- Ronald M. Nordmann Director

March 17, 2004	/s/ SOLOMON H. SNYDER, M.D.* ------------------------------------------------------- Solomon H. Snyder, M.D. Director

March 17, 2004	/s/ DAVID U’PRICHARD* ------------------------------------------------------- David U’Prichard, Ph.D. Director

* pursuant to power of attorney
By: /s/ CRAIG R. SMITH M.D. Craig R. Smith Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

4.01	Specimen Stock Certificate (incorporated by reference to the Registrant’s Registration Statement on Form S-1 (No. 33-76938)).
4.02A	Stockholder Rights Agreement dated September 26, 1995 (incorporated by reference to the Registrant’s Form 8-K filed October 10, 1995).
4.02B	Form of Amendment No. 1 to Stockholder Rights Agreement (incorporated by reference to the Registrant’s Form 8-K, filed October 20, 1998).
5.01	Opinion of Hogan & Hartson L.L.P. (previously filed).
23.01	Consent of KPMG LLP
23.02	Consent of Eisner LLP
23.03	Consent of Hogan & Hartson L.L.P. (previously filed).